EXHIBIT 99.1

ANNUAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS
OF THE TORONTO-DOMINION BANK
THURSDAY, APRIL 18, 2024 - 9:30 A.M. (Eastern)
TORONTO, ONTARIO

VOTING RESULTS:
This report on the voting results of the 168th annual and special meeting of common shareholders of The Toronto-Dominion Bank is made in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations. Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting at: https://www.td.com/content/dam/tdcom/canada/about-td/pdf/td-investor-2024-proxy-en.pdf

The Directors of the Bank recommended that Shareholders vote FOR matters 1, 2, 3, 4 and 5 below:

1 .	Election of Directors

Each of the fifteen (15) nominees listed in the Management Proxy Circular were elected as directors of The Toronto- Dominion Bank.

Nominee	Votes For	% Votes	Votes Witheld	% Votes
		For		Withheld
Ayman Antoun	844,356,320	99.5	3,865,792	0.5
Cherie L. Brant	843,728,161	99.5	4,493,951	0.5
Amy W. Brinkley	816,181,922	96.2	32,040,190	3.8
Brian C. Ferguson	842,623,402	99.3	5,598,711	0.7
Colleen A. Goggins	843,105,339	99.4	5,116,774	0.6
Alan N. MacGibbon	824,168,138	97.2	24,053,964	2.8
John B. MacIntyre	844,561,588	99.6	3,660,524	0.4
Karen E. Maidment	828,611,333	97.7	19,610,780	2.3
Keith G. Martell	844,659,456	99.6	3,562,657	0.4
Bharat B. Masrani	839,248,088	98.9	8,969,348	1.1
Claude Mongeau	843,838,738	99.5	4,383,374	0.5
S. Jane Rowe	842,951,734	99.4	5,270,379	0.6
Nancy G. Tower	842,528,503	99.3	5,693,610	0.7
Ajay K. Virmani	841,996,300	99.3	6,225,813	0.7
Mary A. Winston	839,217,384	98.9	9,004,729	1.1

2 .	Appointment of Auditor

The auditor listed in the Management Proxy Circular was appointed as auditor of The Toronto-Dominion Bank.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
847,615,886	97.2	24,789,765	2.8

3 .	Advisory vote on the approach to executive compensation

Votes For	% Votes For	Votes Against	% Votes Against
764,899,458	90.2	83,321,595	9.8

4 .	Amendments to By-law No. 1 relating to (a) the aggregate remuneration of directors and (b) the minimum number of directors

Votes For	% Votes For	Votes Against	% Votes Against
817,440,192	96.4	30,781,021	3.6

5 .	Other admendments to By-law No. 1

Votes For	% Votes For	Votes Against	% Votes Against
840,942,599	99.1	7,278,942	0.9

The Directors of the Bank recommended that Shareholders vote AGAINST matters 6 to 14 below:

6 .	Shareholder Proposal 1 - CEO to Median Employee Pay Ratio

Votes For	% Votes For	Votes Against	% Votes Against
106,566,286	12.6	699,863,294	82.5

Votes Abstained	% Votes Abstained
41,785,116	4.9

7 .	Shareholder Proposal 2 - Disclose Transition Activities

Votes For	% Votes For	Votes Against	% Votes Against
242,558,567	28.6	600,032,070	70.7

Votes Abstained	% Votes Abstained
5,625,992	0.7

8 .	Shareholder Proposal 3 - Incentive Compensation for All Employees against ESG Objectives

Votes For	% Votes For	Votes Against	% Votes Against
16,826,025	2.0	821,086,578	96.8

Votes Abstained	% Votes Abstained
10,305,526	1.2

9 .	Shareholder Proposal 4 - Public Disclosure of Non-Confidential Information, Country-by-Country Reporting, Compensation Ratios and Tax Havens

Votes For	% Votes For	Votes Against	% Votes Against
97,869,718	11.5	707,473,138	83.4

Votes Abstained	% Votes Abstained
42,878,347	5.1

10 .	Shareholder Proposal 5 - Advisory Vote on Environmental Policies

Votes For	% Votes For	Votes Against	% Votes Against
151,497,908	17.9	642,490,876	75.7

Votes Abstained	% Votes Abstained
54,206,108	6.4

11 .	Shareholder Proposal 6 - Report on Impact of Oil and Gas Divestment

Votes For	% Votes For	Votes Against	% Votes Against
10,184,551	1.2	831,765,430	98.1

Votes Abstained	% Votes Abstained
6,236,207	0.7

12 .	Shareholder Proposal 7 - Annex to Annual Report on All Out-of-court Settlements

Votes For	% Votes For	Votes Against	% Votes Against
6,432,184	0.8	831,782,139	98.1

Votes Abstained	% Votes Abstained
9,973,516	1.2

13 .	Shareholder Proposal 8 - Committee of 5 Persons to Consider All Out-of-court Settlements

Votes For	% Votes For	Votes Against	% Votes Against
4,506,600	0.5	840,324,980	99.1

Votes Abstained	% Votes Abstained
3,357,676	0.4

14 .	Shareholder Proposal 9 - Providing All Employees with the Same Amount of Social Benefits

Votes For	% Votes For	Votes Against	% Votes Against
6,378,963	0.8	832,539,986	98.2

Votes Abstained	% Votes Abstained
9,269,244	1.1

Anyone wishing additional information on the vote results may contact TD Shareholder Relations at (416) 944-6367 or toll-free at 1-866-756-8936 or by email at tdshinfo@td.com.